UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                           LEBLANC & ASSOCIATES, INC.
                 (Name of Small Business Issuer in its charter)

                    Florida                                 Applied For
(State of incorporation or organization)            (Federal Identification No.)


Suite 304-700 West Pender Street. Vancouver, British Columiba        V6C1G8
--------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)

Issuer's telephone number:         (604) 685-8592
                             ---------------------------------------------------

                                  With Copy To:
                                Jeffrey G. Klein.
                             Jeffrey G. Klein, P.A.
                          23123 State Road 7 Suite 350B
                              Boca Raton, FL 33428
                                  (561)470-9010

  Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

  Securities to be registered under Section 12(g) of the Act:

                 Common Stock $.001 Par Value

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

The name of our company is LEBLANC & ASSOCIATES, INC.. We were incorporated under the laws of the State of Florida on October 30, 2000. We are a developmental stage company and have no revenues to date. Since inception, our activities have been limited to actions related to our organization and the preparation of this Registration Statement. We are a "shell" company conducting virtually no business operation, other than our efforts to seek merger partners or acquisition candidates. We have no full time employees and own no real estate.

We were created to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). We have nine shareholders and 100,000 shares of Common Stock outstanding, all of which shares are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to a resolution of our board of directors, we will not enter into any Business Combination until the Target Business has obtained the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) promulgated under the Exchange Act.

SEC DISCLOSURE

Upon the effectiveness of this registration statement, we intend to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of our management, could provide a profit to both the Company and our shareholders. We intend to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. Our efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, we reserve the right to acquire a Target Business located primarily elsewhere. While we may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of our limited resources, we will, in all likelihood, have the ability to effect only a single Business Combination. We may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. We will not restrict our search to any specific business, industry or geographical location, and we may participate in a business venture of virtually any kind or nature. Our management may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, we have no plans, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

Our discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to restrict our virtually unlimited discretion to search for and enter into potential business opportunities.

"SHELL" CORPORATION

Background.

We have conducted virtually no business operations to date and expect to conduct none in the future , other than our efforts to effectuate a Business Combination, we can be characterized as a "shell" corporation. As a shell corporation, we face special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or "start-up" company, we face all of the unforeseen costs, expenses, problems, and difficulties related to such companies. We are dependent upon the efforts of our officers and directors to effectuate a Business Combination. Assuming our sole officer and director is successful in identifying a Business Combination, it is unlikely our shareholders will have an opportunity to evaluate the specific merits or risks of any one or more Business combinations and will have no control over the decision making relating to such.

Due to our limited capital resources, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for our shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for our securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

The Securities and Exchange Commission has issued an interpretive letter to the NASD which states in part that promoters or affiliates of a blank check company and their transferees would act as "Underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The letter also states that the securities can only be resold through a registered offering despite technical compliance with Rule 144. The Commission also takes the position that with regard to the securities of blank check companies acquired by non-affiliates that these securities may not be sold under Rule 144. Rather their subsequent resale must be registered. As a result of the foregoing, our shareholders will not be able to rely on the provisions of Rule 144.

No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in our securities will develop. We presently have 100,000 shares of Common Stock outstanding, all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Based on the Commission's current position regarding shares issued in blank check companies, these shares will not be available for sale on the basis of Rule 144 even after a period of one year has elapsed since their issue date.

We cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that we will be able to effectuate a Business Combination on favorable terms. We might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and our shareholders might not realize any type of profit.

Unspecified Industry and Target Business.

We will seek to acquire a Target Business without limiting ourselves to a particular industry. Most likely, the Target Business will be primarily located in the United States, although we reserve the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, we will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: Internet services, real estate, health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or (ii) is engaged in wholesale or retail distribution. To date, we have not selected any particular industry or any Target Business in which to concentrate our Business Combination efforts. Accordingly, we are only able to make general disclosures concerning the risks and hazzards of effectuating a Business Combination with a Target Business since there is presently no current basis for us to evaluate the possible merits or risks of the Target Business or the particular industry in which we may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of a the Business Combination.

To the extent that we effect a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), we will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that we effect a Business Combination with a Target Business in an industry characterized by a high level of risk, we will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that we will properly ascertain or assess all significant risk factors.

Probable Lack of Business Diversification.

As a result of our limited resources, in all likelihood, we will have the ability to effect only a single Business Combination. Accordingly, our prospects for success will be entirely dependent upon the future performance of a single business.

Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly unlikely that we will have the resources to diversify our operations or benefit from spreading risks or offsetting losses. Our probable lack of diversification could subject us to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which we may operate subsequent to consummation of a Business Combination. The prospects for our success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the Target Business by us, there can be no assurance that the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business' Management.

While our ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. There can be no assurance that current management will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that current management will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although we intend to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that our assessment of such management will prove to be correct, especially since none of our management are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons".

Accordingly, we will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. We may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that we will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity for Shareholder Evaluation or Approval of Business Combinations.

Our non-affiliate shareholders will, in all likelihood, not receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to us in connection with selecting a potential Business Combination until after we have entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, our non-affiliate shareholders will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Description of Business - Shell Corporation - Conflicts of Interest" and "Certain Relationships and Related Transactions".

Selection of a Target Business and Structuring of a Business
Combination.

We anticipate that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of our search for the acquisition of a Target Business requires maximum flexibility inasmuch as we will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. We have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

    -  financial condition and results of operation of the Target Business;

    - growth potential and projected financial performance of the Target Business and the industry in which it operates;

    - experience and skill of management and availability of additional personnel of the Target Business;

    -  capital requirements of the Target Business;


    - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

    -  the location of the Target Business;

    -  competitive position of the Target Business;

    - stage of development of the product, process or service of the Target Business;

   - degree of current or potential market acceptance of the product, process or service of the Target Business;

   - possible proprietary features and possible other protection of the product, process or service of the Target Business;

   - regulatory environment of the industry in which the Target Business operates;

   -  costs associated with effecting the Business Combination; and

   - equity interest in and possible management participation in the Target Business.

The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by us in connection with effecting a Business Combination consistent with our business objective. In many instances, it is anticipated that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.

We will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because we may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth, we will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before we commit our capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation.

In connection with our evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to us. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. Our sole officer and director only devotes a small portion of his time to the operations of the Company, and, accordingly, consummation of a Business Combination may require a greater period of time than if they devoted their full time to the Company's affairs.

However, he will devote such time as they deem reasonably necessary, to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a Target Business or are engaged in active negotiations of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event we deplete our cash reserves, we might be forced to cease operations and a Business Combination might not occur.

We anticipate that we will locate and make contact with Target Businesses primarily through the reputation and efforts of Mr. Leblanc, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as they deem appropriate. Mr. Leblanc has a network of business contacts and believes that prospective Target Businesses will be referred to the Company through these network of contacts.

We also expect that many prospective Target Businesses will be brought to our attention from various other non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. We have neither the present intention, nor does the present potential exist for us, to consummate a Business Combination with a Target Business in which our management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although no existing corporate policies would prevent this from occurring. Although there are no current plans to do so, we may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since we have no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash. In no event will we pay a finder's fee or commission to any officer or director or to any entity with which they are affiliated for such service. Our Board of Directors has established a policy where, in no event shall we issue any of our securities to any of our other officers, directors or promoters if any, or any of their respective affiliates or associates, in connection with activities designed to locate a target business.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment for us, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our tax treatment of a particular consummated Business Combination.

To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to us, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be valuated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Although we have no commitments as of the date of this registration statement to issue any shares of Common Stock, preferred stock, options or warrants, other than as described in this registration statement, we will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of our stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in our control is likely to occur which will likely affect, among other things, our ability to utilize net operating loss carry forwards, if any.

Any such change in control may also result in the resignation or removal of our present officer and director. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of our activities or in the operation of the business, assets or property being acquired. Management considers it likely that in order to consummate a Business Combination, a change in control will occur; therefore, management anticipates offering a controlling interest to a Target Business in order to effectuate a Business Combination.

Management may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management. It is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Management will be provided.

There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a Business Combination or otherwise finance the operations of the Target Business. However, our limited resources and lack of operating history could make it difficult for us to borrow additional funds from other sources. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, potential lenders' evaluation of our ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in our best interests. Our inability to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on our financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

If our securities are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. We intend to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that we will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in our Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of our Common Stock in any market which may develop in our Common Stock. Further, such issuance of additional securities would result in a decrease in the percentage ownership of present shareholders.

Due to our small size and limited amount of capital, our ability to raise additional capital if and when needed could be constrained. Until such time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where it needs additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and when market acceptance for the sale of additional shares of our Common Stock does not exist. See "Management's Discussion and Analysis or Plan of Operation".

Conflicts of Interest.

Neither Mr. Leblanc nor any of our affiliates are required to commit their full time to our affairs and, accordingly, such persons may have conflicts of interest in allocating management time among various business activities. Our affiliates, officers and directors may engage in other business activities similar and dissimilar to those we are engaged in. In fact, the company has not established any condition which would prohibit Mr. LeBlanc from pursuing similar blank check offerings in the future. To the extent that Mr. Leblanc or any such successor persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to us. As no policy has been established for the resolution of such a conflict, we could be adversely affected should management choose to place their other business interests before ours. No assurance can be given that such potential conflicts of interest will not cause us to lose potential opportunities. Management may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Management may have conflicts of interest in determining which entity a particular business opportunity should be presented. Accordingly, as a result of multiple business affiliations, management may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in our favor. We may consider Business Combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in our favor.

Management may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Management. In the event that occurs, the Company's directors intend to approve the Business Combination pursuant to Section 607.0902(2)(d)(7) of the Florida Business Corporation Act which will have the effect of removing the transaction from the purview of the control-share acquisition statute promulgated under
Section 607.0902 of the Florida Business Corporation Act. Thus, it is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Management will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to Management's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

Investment Company Act and Other Regulation

We may participate in a Business Combination by purchasing, trading or selling the securities of such Target Business. We do not, however, intend to engage primarily in such activities.

Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Our plan of business may involve changes in our capital structure, management, control and business, especially if we consummate a Business Combination as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections.

Any securities which we might acquire in exchange for our Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although our plan of operation does not contemplate the resale of an acquired Target Business' securities, if such a sale were to be necessary, we would be required to comply with the provisions of the Securities Act to effect such resale.

Any acquisition we make may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time consuming and expensive process.

Penny Stock Regulations - State Blue Sky restrictions -
Restrictions on Marketability.

The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders to sell their shares in the secondary market.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and

15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have 1,000,000 shares of authorized Common Stock with 100,000 shares of Common Stock outstanding. See "Description of Securities". No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in ours securities will develop. We presently have 100,000 shares of Common Stock outstanding, of which all of such shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Under current rules promulgated by the Commission, these shares will not be available for sale under Rule 144 unless the shares are subsequently registered. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

COMPETITION

We expect to encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than us and there can be no assurances that we will have the ability to compete successfully. Our financial resources will be extremely limited in comparison to those of many of our competitors. This inherent competitive limitation could compel us to select certain less attractive Target Businesses for a Business Combination. There can be no assurances that such Target Businesses will permit us to meet our stated business objective. Management believes, however, that our status as a reporting public entity could give us a competitive advantage over privately held entities having a similar business objective to ours in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS

In the event that we succeed in effecting a Business Combination, we will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, we will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

FEDERAL SECURITIES LAWS COMPLIANCE

Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. See "Description of Securities--Securities Exchange Act of 1934".

FACILITIES

Our principal office is located at Suite 304, 700 West Pender Street, Vancouver, British Columbia. Since we have not commenced operations, we have not utilized this space. However, once we begin to investigate various business opportunities, our president has agreed to provide us with rent free space at his principal place of business. We believe these facilities will be adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

EMPLOYEES

As of the date of this Registration Statement, we are in the development stage and currently have no full time employees. Our management serves on a part time basis. We expect to use consultants, attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees so long as it is seeking and evaluating Target Businesses. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific Business Combination.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION.

We are presently a development stage company conducting virtually no business operation, other than our efforts to effect a Business Combination with a Target Business which we consider to have significant growth potential. To date, we have neither engaged in any operations nor generated any revenue. We receive no cash flow. We will carry out our plan of business as discussed above. See "Description of Business". We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether our capital will be further depleted by the operating losses, if any, of the Target Business which we effectuate a Business Combination with. The continuation of our business is dependant upon our ability to obtain adequate financing arrangements, effectuate a Business Combination and ultimately, engage in future profitable operations.

Presently, we are not in a position to meet our cash requirements for the next 12 months. We do not generate any cash revenue or receive any type of cash flow. In order for us to fund our ongoing operations we borrowed $11,000 from an independent third party. The loan calls for payment of interest at the rate of 10% per annum. Interest only shall be payable quarterly for a period of two years with the balance of the loan due December 31, 2002. The loan is convertible at the holder's discretion into common stock and common stock purchase warrants. The conversion price for the common stock shall be $.05 per share and the warrant exercise price shall be $.05 per share. If the holder chooses to convert the entire principal amount of the loan the holder will receive 220,000 shares of common stock and warrants to purchase 220,000 shares of common stock at an exercise price of $.05 per share. The warrant is only exercisable if the holder chooses to convert the loan into equity.

Our operating costs, which include professional fees and costs related to a Business Combination, are likely to approximate $11,000 to $15,000 during the next 12 months. Our president has agreed to advance additional funds on an as needed basis. However, there can be no assurance that if we require additional funding, our president will have sufficient liquidity to advance these funds or, failing this, that we will be able to obtain these funds from other sources. It is likely that a Business Combination might not occur during the next 12 months. In the event we cannot meet our operating costs prior to the effectuation of a Business Combination, we may cease operations and a Business Combination may not occur.

Prior to the occurrence of a Business Combination, we may be required to raise capital through the sale or issuance of additional securities in order to ensure that we can meet our operating the effectuation of a Business Combination. As of the date of this registration statement, no firm commitments of any kind to provide additional funds have been made by management, other present shareholders or any other third person. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover our expenses. In the event the Company can no longer borrow funds from management, and the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

ITEM 3.  DESCRIPTION OF PROPERTY.

The principal office of the Company is located at Suite 304, 700 West Pender Street, Vancouver, British Columbia, at the business office of our president. We have not as yet utilized these facilities. This space will be provided to us rent free by our company's president who leases this space from an independent third party for his own personal business use. We believe these facilities will be adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a Business Combination occurs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of Company's Common Stock:

Name and Address                        Amount and Nature       Percent of Class
of Beneficial Owner                   of Beneficial Owner

Shafer Financial Group, LLC                36,000                    36%
3168 NW 63rd Street
Boca Raton, Florida 33496

J. Gregory Wilson                          28,000                    28%
14 Slade Crescent
Kanata, Ontario K2K2l1

Clarence LeBlanc                           10,000                    10%
Suite 304, 700 West Pender Street
Vancouver, British Columbia


Jeffrey G. Klein                           10,000                    10%
23123 State Road 7
Suite 350B
Boca Raton, FL 33428

All Officers and Directors

as  a Group (1 person)                     10,000                    10%


         * The foregoing table does not contemplate the issuance of up to an additional 440,000 shares of the company's common stock to a lender which advanced a total of $11,000 to the company. The shares may be issued to the lender pursuant to the terms of the convertible promissory note and a warrant agreement.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS.

     Mr. Leblanc is our sole officer and director. Other control people are as follows:


Name                               Age                   Position

Clarence Leblanc                   31             President/Secretary/Treasurer/
                                                     Director

J. Gregory Wilson                  38                Shareholder

Shafer Financial Group, LLC                          Shareholder

Jeffrey G. Klein                   45                Shareholder


Clarenc Leblanc has served as the company's sole officer and director since our inception. Since October 2000, he has worked for Masuparia Gold Corp., a Vancouver, British Columbia company engaged in the field of investor relations.

From April 1996 until he began work with Masuparia Gold, Mr. LeBlanc was employed by Salter Street Films in Halifax, Nova Scotia in the field of film distribution. He earned a Bachelors of Arts degree from the Universite de Moncton.

J. Gregory Wilson has worked in the investment industry for over ten years and in 1997 earned the Canadian Investment Management ("CIM") designation. He also was in 1997 awarded the Fellow of the Canadian Securities Institute ("F.C.S.I.") designation. He currently serves as president of E-Capital Investment, Inc., a venture capital firm located in Vancouver, British Columbia. E-Capital provides funding and incubator services to emerging growth companies in the technology and biotechnology fields.

Until such time as a business combination is effectuated, Mr. Leblanc expects to spend no more than 10 hours per week on the Company's affairs.

Shafer Financial Group, LLC. is a recently formed Florida Limited Liability Company. The company intends to invest in start-up companies and provide financial public relations for its client. Previously, Mr. Leblanc worked with management for Shafer.

Jeffrey Klein, is a practicing attorney in Boca Raton, Florida. Mr. Klein has operated his own firm for the past ten years. Mr. Klein limits his practice to corporate and securities matters and serves as counsel for the Company. Prior thereto, he served as general counsel for American Media Group Inc. Mr. Klein received his J.D. and an M.B.A. from the University of Pittsburgh.

There are no agreements or understandings for our sole officer or director to resign at the request of another person, and our sole officer and director is not acting on behalf of or will act at the discretion of any other person.

Until such time as a Business Combination occurs, management does not expect any significant changes in the composition of our board of directors .

OTHER BLANK CHECK ACTIVITIES

Mr. Leblanc has not engaged in any other blank check activities. However, nothing shall prevent him from doing so in the future from doing the same.


ITEM 6.  EXECUTIVE COMPENSATION.

Executive Compensation.

Mr. Leblanc receives no salary or other compensation in connection with his employment as such and does not have an employment agreement with us. Pursuant to Instruction (5) to Item 402(a)(2) of Regulation S-B, no table or column is provided in this Item 6 to this registration statement.

Compensation of Directors

No director receives any type of compensation from us for serving as such.

Until we effectuate a Business Combination, it is not anticipated that any officer or director will receive any compensation other than reimbursement for out-of-pocket expenses incurred on our behalf. See "Certain Relationships and Related Transactions". We have no stock option, retirement, pension, or profit-sharing programs for the benefit of our sole officer and director, but the Board of Directors may recommend adoption of one or more such programs in the future. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

Our sole officer and director will hold office until a respective successor is elected and qualified or until his resignation in the manner provided in our Bylaws.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Neither Mr. Leblanc nor any promoters or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to Mr. Leblanc, or to any other of our affiliates.

Mr. Leblanc will actively negotiate for any type of business combination. It is likely that as a condition to or in connection with a Business Combination the consent of our principal shareholders will be required.. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management.. Thus, it is likely that no other shareholders of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that management will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to management's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is more likely than not that any sale of securities by our current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving us would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity. See "Description of Business - Shell Corporation - - Selection of a Target Business and Structuring of a Business Combination".

Should we require additional funds, the company will likely solicit management to loan the Company funds on an as needed basis.

ITEM 8.   DESCRIPTION  OF SECURITIES.

GENERAL

We are authorized to issue 1,000,000 shares of Common Stock. As of the date of this registration statement 100,000 shares of Common Stock are outstanding, held of record by nine shareholders.

We have elected not to be governed by Florida statute Section 607.0901 and
607.0902 which govern control share acquisitions. By virtue of this election, the non-affiliated shareholders will be less likely given an opportunity to vote upon any type of acquisition or reorganization.

COMMON STOCK

Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights.

DIVIDENDS

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

SECURITIES EXCHANGE ACT OF 1934

By virtue of filing this registration statement, we are making an application with the Commission to register our Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require us to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If we seek shareholder approval of a Business Combination at such time as our securities are registered pursuant to Section 12(g) of the Exchange Act, our proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the Securities and Exchange Commission. Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition.

Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, we could, in the event of consummation of a Business Combination with such company, be precluded from (i) any public financing of its own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of its securities under the Exchange Act. As a result these requirements, and in order to remain in compliance with the Company's board of director's resolution, Target Businesses will be required to possess the requisite audited financial statements prior to the consummation of a Business Combination. See "Description of Business- General" and "Market For Common Equity and Related Stockholder Matters- Market Information".

In the event our obligation to file periodic reports under the Exchange Act is suspended, we presently intend to continue to file such periodic reports on a voluntary basis.

CERTAIN PROVISIONS OF THE COMPANY'S BYLAWS

The Company's bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Indemnification of Directors and Officers".

TRANSFER AGENT

We presently serve as our own transfer agent.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

MARKET INFORMATION

Our common stock has not been registered with the Securities and Exchange Commission or any state securities agency or authority. We intend to apply to list our shares for quotation on the Over- The-Counter Bulletin Board. We cannot assure you when or if our application will be accepted. If accepted, current quoted bid and asked, and last sales price for our shares of common stock will be available on the OTC Bulletin Board.

No public trading market presently exists for our Common Stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of ours securities. No assurances are made, however, that a trading market for our Common Stock will ever develop. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for our securities to be a limited one.

A total of 220,000 shares of our common stock is subject to the terms and conditions of a convertible note in the amount of $11,000. The note is held by a non-affiliated third party. In addition, we have issued options to our lender which grants the lender the right to purchase 220,000 shares of our common stock at an exercise price of $.05 per share. There are nine holders of the Company's Common Stock. The Company presently has 100,000 shares of Common Stock outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. None of these shares are currently available for sale under Rule 144 as currently in effect. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the NASDAQ system, the average weekly trading volume during the four calendar weeks preceding the sale. However, the SEC has taken the position that without Registration, Rule 144 will not be available to shareholders in a blank check company. As a result, absent a registration statement, it is highly unlikely that any market will develop for our shares.

A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares.

We have no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.

DIVIDENDS

We have not paid any dividends on our Common Stock to date and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

We are not a party to any material legal proceedings, nor are we aware of any threatened litigation of a material nature.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.


ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

We have issued an aggregate of 100,000 shares of our common stock. During December 2000, a total of 10,000 shares were issued to our president in consideration for his services in organizing the company. Also in December 2000, 10,000 shares were issued to Jeffrey Klein in partial payment for the legal services he has rendered. Later in December 2000, in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof we issued an additional 80,000 shares to various shareholders at a cost of $.05 per share for the total consideration of $4,000. These 80,000 shares were issued to individuals or entities, who are relatives, friends and/or business associates of management. We offered the shares ourselves and no fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. We also issued a convertible promissory note in the amount of $11,000 which is convertible into shares of our common stock at the rate of one share of common stock for every $.05 of indebtedness. The holder of the convertible note if it chooses to convert the entire principal balance of the note into equity will have the opportunity to exercise a warrant to purchase up to 220,000 shares of our common stock at an exercise price of $.05 per share. Except as described in the preceding sentence, we have not offered, sold or issued any other securities.

ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company.

The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.


                                    PART F/S

                         INDEX TO FINANCIAL STATEMENTS
                                                                          Page
                                                                         -------

Independent Auditors' Report                                              F-1
Balance Sheet at December 31, 2000                                        F-2
Statement of Operations from October 30, 2000 (Inception)
to December 31, 2000                                                      F-3
Statement of Stockholders' Equity from October 30, 2000
(Inception) to December 31, 2000                                          F-4
Statement of Cash Flows from October 30, 2000 (Inception)
to December 31, 2000                                                      F-5
Notes to Financial Statements                                             F-6-8

                                    PART III

Item 1.  Index to Exhibits

         3.1   Articles of Incorporation
         3.2   Bylaws
         4.1   Specimen of Common Stock Certificate
         4.2   Warrant Agreement
         4.3   Promissory Note

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.


                                               LEBLANC & ASSOCIATES, INC.




Date: January 25,  2001                        By: /s/ Clarence Leblanc
                                                   -----------------------------
                                                   Clarence Leblanc President

                           Leblanc & Associates, Inc.
                          (A Development Stage Company)



                                    Contents
                                    --------

                                                                          Page
                                                                         -------

Independent Auditors' Report                                              F-1

Balance Sheet at December 31, 2000                                        F-2

Statement of Operations from October 30, 2000 (Inception)
to December 31, 2000                                                      F-3

Statement of Stockholders' Equity from October 30, 2000
(Inception) to December 31, 2000                                          F-4

Statement of Cash Flows from October 30, 2000 (Inception)
to December 31, 2000                                                      F-5

Notes to Financial Statements                                             F-6-8

                          Independent Auditors' Report

To the Board of Directors of:
   Leblanc & Associates, Inc.
   (A Development Stage Company)


We have audited the accompanying balance sheet of Leblanc & Associates, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 30, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates, made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Leblanc & Associates, Inc. (a development stage company) as of December 31, 2000, and the results of its operations and its cash flows for the period from October 30, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

SALBERG & Company, P.A.
Boca Raton, Florida
January 19, 2001

                           LeBlanc & Associates, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2000
                                -----------------



                                     Assets

Cash                                                                   $ 15,000
                                                                       --------

Total Assets                                                           $ 15,000
                                                                       ========


                      Liabilities and Stockholders' Equity

Liabilities
   Convertible note payable                                            $ 11,000
                                                                       --------

Total Liabilities                                                        11,000
                                                                       --------

Stockholders' Equity
   Common stock, $0.001 par value, 1,000,000 shares authorized,
     100,000 shares issued and outstanding                                  100
   Additional paid-in capital                                             4,900
   Deficit accumulated during development stage                          (1,000)
                                                                       --------

Total Stockholders' Equity                                                4,000
                                                                       --------

Total Liabilities and Stockholders' Equity                             $ 15,000
                                                                       ========



                 See accompanying notes to financial statements.

                           LeBlanc & Associates, Inc.
                          (A Development Stage Company)
                             Statement of Operations
                        From October 30, 2000 (Inception)
                              To December 31, 2000
                              --------------------



Operating Expenses
   Compensation expense                                               $     500
   Legal fees                                                               500
                                                                      ---------

Total Operating Expenses                                                  1,000
                                                                      ---------

Net Loss                                                              $  (1,000)
                                                                      =========

Net loss per common share - basic and diluted                         $   (0.01)
                                                                      =========

Weighted average shares outstanding - basic and diluted                 100,000
                                                                      =========



                 See accompanying notes to financial statements.

                           LeBlanc & Associates, Inc.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
                        From October 30, 2000 (Inception)
                              To December 31, 2000
                              --------------------




                                                                                                           Deficit
                                                                                                          Accumulated
                                                                        Common Stock         Additional      During
                                                                 -----------------------      Paid-In     Development
                                                                   Shares        Amount        Capital        Stage          Total
                                                                   -------       -------       -------       -------        -------
Common stock issued to founders for services                        20,000       $    20       $   980       $    --        $ 1,000
Common stock issued for cash                                        80,000            80         3,920            --        $ 4,000

Net loss for the period ended December 31, 2000                         --            --            --        (1,000)        (1,000)
                                                                   -------       -------       -------       -------        -------

Balance, December 31, 2000                                         100,000       $   100       $ 4,900       $(1,000)       $ 4,000
                                                                   =======       =======       =======       =======        =======








                 See accompanying notes to financial statements.

                           LeBlanc & Associates, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
                        From October 30, 2000 (Inception)
                              To December 31, 2000
                              --------------------

Cash flows from operating activities
   Net loss                                                                       $  1,000
     Adjustment to reconcile net loss to net cash provided by (used in)
     operating activities:
       Stock issued for services                                                    (1,000)
                                                                                  --------

Net cash provided by (used in) operating activities                                     --
                                                                                  --------

Cash flows from financing activities
   Proceeds from issuance of common stock                                            4,000
   Proceeds from convertible note                                                   11,000
                                                                                  --------

Net cash provided by financing activities                                           15,000
                                                                                  --------

Increase in cash and cash equivalents                                               15,000

Cash and cash equivalents at beginning of period                                        --
                                                                                  --------

Cash and cash equivalents at end of period                                        $ 15,000
                                                                                  ========




                 See accompanying notes to financial statements.

                           LeBlanc & Associates, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2000
                                -----------------


Note 1   Summary of Significant Accounting Policies and Organization
--------------------------------------------------------------------

          (A) Organization

          Leblanc & Associates, Inc. (a development stage company) (the "Company") was incorporated on October 30, 2000 in the State of Florida. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination. At December 31, 2000, the Company has not commenced any formal business operations and all activity to date relates to corporate formation and funding activities. The Company's fiscal year end is December 31.

          The Company's ability to commence operations is contingent on its ability to identify a prospective target business or raise the capital it may require.

          (B) Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (C) Cash and Cash Equivalents

          For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

          (D) Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          (E) Stock-Based Compensation

          The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current fair market value of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

          The Company accounts for stock options issued to non-employees for goods or services in accordance with SFAS 123.

          The Company accounts for stock issued for goods or services at the stock's fair market value on the grant dates.

          (F) Net Loss Per Common Share

          Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock, such as convertible notes, were exercised or converted into common stock. The assumed exercise of common stock equivalents was not utilized at December 31, 2000 since the effect was antidilutive. At December 31, 2000, there were 220,000 potential common shares upon conversion of the convertible note and a potential 220,000 stock warrants upon conversion of the convertible note which may dilute future earnings per share.

          (G) Fair Value of Financial Instruments

          Statement of Financial Accounting Standards No. 109, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

          The carrying value of the Company's long-term convertible note payable approximates fair value because the interest rate on this instrument approximates the Company's borrowing rate at December 31, 2000.

          (H) Segment Information

          The Company applies Statement of Financial Accounting No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company currently operates in one segment and has no revenues and geographic concentrations, therefore, segment information is not presented.

Note 2   Convertible Note Payable
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On December 29, 2000 (the "Note Date") the Company executed a convertible promissory note in exchange for $11,000. The note bears interest at 10%, payable quarterly, with the principal and remaining interest due December 31, 2002. The principal or any portion thereof not less than $2,500 may be converted, at the holder's option, into the Company's common stock at the rate of $0.05 per share.

For every $1.00 of debt the holder chooses to convert, the holder shall be granted a common stock purchase warrant giving the holder the right to purchase 20 shares of the Company's common stock at $0.05 per share for a maximum of 220,000 warrants. The warrants will expire two years following the conversion notice sent by the holder to the Company. There shall be no adjustment in the conversion ratio of the warrant in the event of a recapitalization or reorganization. Since the warrants are not granted unless the debt is converted, no cash proceeds of the debt have been allocated to the warrants.

Note 3   Stockholders' Equity
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Effective at inception, the Board authorized the issuance of 20,000 shares of common stock to founders for services and 80,000 shares to various investors for an aggregate $4000 or $0.05 per share. The stock for services was valued at the concurrent offering price of $0.05 per share resulting in an expense of $1000. All shares were issued pursuant to section 4(2) of the Securities Act of 1933, as amended.

Note 4   Income Taxes
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There was no current income tax expense due to the Company's net loss. The deferred tax asset relating to the net operating loss carryforward of approximately $340 was fully offset by a valuation allowance.

At December 31, 2000, the Company had approximately $1,000 in net operating loss carryforwards available to offset future income through 2020.